February 1, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: Ms. Laura Hatch

Re: Request for Accelerated Effective Date for CRITICAL MATH FUND (the “Fund”), a series of Northern Lights Fund Trust (the “Trust”)

(Reg. No. 333-122917 and ICA No. 811-21720) on Form 485APOS

Dear Ms. Hatch:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we, the Trust and the Distributor of the above-referenced Fund shares of beneficial interest, hereby jointly and respectfully request that the Registration Statement of the Trust on Form 485APOS filed November 23, 2005 be declared effective on Thursday, February 2, 2006, or soon as practicable thereafter.  The reason for this request is to facilitate the Adviser’s and Distributor’s time line for bringing certain assets into the Fund.

If you have any questions or request additional information regarding this matter, please contact Emile R. Molineaux at (631) 470-2616.

Very truly yours,

NORTHERN LIGHTS FUND TRUST                              AQUARIUS FUND DISTRIBUTORS LLC

By: /s/ Michael J. Wagner__ __                                         By:_/s/ Brian Nielsen_______________

Name:   Michael J. Wagner                                                Name:   Brian Nielsen

Title:     President                                                               Title:     President